UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Sprague Resources LP

(Name of Issuer)

Common Partnership Interest

(Title of Class of Securities)

849343108

(CUSIP Number)

Stephen Hendel

Managing Director

Hartree Partners GP, LLC

1185 Ave of the Americas, New York, NY 10036

(212) 536-8430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Sprague HP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,548,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,548,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.51% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 19,548,849 common units. Based on a total of 26,238,232 common units of the Issuer outstanding as of August 4, 2022.

1	NAME OF REPORTING PERSON Hartree Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,548,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,548,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.51% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Solely in its capacity as the sole member of Sprague HP Holdings, LLC, the direct owner of 19,548,849 common units. Based on a total of 26,238,232 common units of the Issuer outstanding as of August 4, 2022.

1	NAME OF REPORTING PERSON Hartree Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,548,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,548,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.51% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Solely in its capacity as the general partner of Hartree Partners, LP, which is the sole member of Sprague HP Holdings, LLC. Based on a total of 26,238,232 common units of the Issuer outstanding as of August 4, 2022.

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) relates to the common units representing limited partner interests (“common units”) of Sprague Resources LP, a Delaware limited partnership (the “Partnership” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 8, 2020 (the “Original 13D”), as amended by Amendment No. 1 filed with the SEC on June 4, 2020, Amendment No. 2 filed with the SEC on October 2, 2020, Amendment No. 3 filed with the SEC on April 20, 2021, Amendment No. 4 filed with the SEC on May 28, 2021, Amendment No. 5 filed with the SEC on June 17, 2021, Amendment No. 6 filed with the SEC on November 19, 2021, Amendment No. 7 filed with the SEC on January 11, 2022 and Amendment No. 8 filed with the SEC on June 3, 2022. Capitalized terms used but not defined in this Amendment No. 9 shall have the same meanings ascribed to them in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended by inserting the following information at the end of Item 3:

The description of the Merger Agreement Amendment set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended by inserting the following information at the end of Item 4:

Merger Agreement Amendment

On August 31, 2022, the Partnership, Sprague HP Holdings, LLC, a Delaware limited liability company (in such capacity, “Buyer”), Sparrow HP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Buyer (“Merger Sub”), and Sprague Resources GP LLC, a Delaware limited liability company and general partner of the Partnership (“Partnership GP”), entered into Amendment No. 1 (the “Merger Agreement Amendment”) to the Agreement and Plan of Merger, dated June 2, 2022, among the Partnership, Partnership GP, Buyer and Merger Sub (the “Merger Agreement”).

The Merger Agreement Amendment, among other things, provides (i) that the closing of the transactions contemplated by the Merger Agreement (the “Closing”) may not occur prior to November 28, 2022 (the “Inside Date”), unless otherwise agreed to by Buyer, (ii) that the Outside Date (as defined in the Merger Agreement) shall be extended from December 2, 2022 to March 2, 2023, (iii) that each common unit (other than common units held by Buyer or its permitted transferees) issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) will be converted into the right to receive (A) $19.00 per common unit in cash without any interest thereon as merger consideration and (B) an additional $1.00 per common unit in cash without any interest thereon as consideration for the amendment to the Inside Date, (iv) for the removal of the closing conditions in the Merger Agreement that are specific to Buyer, (v) that Partnership GP shall declare, and shall cause the Partnership to pay, a cash distribution to holders of common units for the calendar quarter ending September 30, 2022, in an amount not less than $0.4338 per common unit, regardless of whether the Closing occurs prior to September 30, 2022, and (vi) during the period from the date of the Merger Agreement Amendment to the Effective Time, Buyer and Merger Sub shall not cause, direct or permit the Partnership GP or any of its affiliates to exercise the right to acquire Limited Partner Interests (as defined in the Partnership’s First Amended and Restated Agreement of Limited Partnership, dated as of October 30, 2013 (as amended, the “Partnership Agreement”)) pursuant to Section 15.1 of the Partnership Agreement.

Following execution of the Merger Agreement Amendment, the parties expect that the Merger will close in the fourth quarter of 2022.

The foregoing description of the Merger Agreement Amendment does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement Amendment, which is attached as an exhibit to this Amendment No. 9 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a, b, c) of the Original 13D is hereby amended and restated in its entirety as follows:

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D are based on a total of 26,238,232 common units of the Issuer outstanding as of August 4, 2022. As of the date hereof, the Reporting Persons beneficially own an aggregate of 19,548,849 common units, which represents approximately 74.51% of the total outstanding common units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common units for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days. The information in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 7	Amendment No. 1 to Agreement and Plan of Merger, dated August 31, 2022, by and among Sprague HP Holdings, LLC, Sparrow HP Merger Sub, LLC, Sprague Resources LP and Sprague Resources GP LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 2, 2022, File No. 001-36137).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 2, 2022

SPRAGUE HP HOLDINGS, LLC

By:	HARTREE PARTNERS, LP
Its:	Sole Member

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS, LP

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS GP, LLC

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory